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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes [ ] No [X]

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Documents Furnished By the Registrant
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1.   Press Release of the Registrant dated August 28, 2006

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                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

          IUSACELL EXECUTES ITS CONVENIO CONCURSAL WITH CREDITORS
          -------------------------------------------------------

     Mexico City, August 28, 2006 - Grupo Iusacell, S.A. de C.V. [BMV: CEL] ("Iusacell") announces, as part of its plan of reorganization (convenio concursal) process, the execution of the convenio concursal by a group of creditors representing approximately 90% of the Company's total debt, which the Company expects, with the consent of the conciliator appointed by the Federal Institute Specializing in Concursos Mercantiles (Instituto Federal de Especialistas en Concursos Mercantiles -- IFECOM), to submit for approval to a Mexican judge (Juzgado Septimo de Distrito en Materia Civil del Primer Circuito). Among other things, upon the court's approval of that submission, Iusacell's restructuring process will have been completed.

     In order to comply with all the requirements of the concurso mercantil process and conclude the process as quickly as possible, Iusacell is closely cooperating with Lic. Enrique Estrella Menendez, the conciliator appointed by IFECOM in connection with the Company's restructuring proceedings.

     The convenio concursal among Iusacell and its creditors was executed in accordance with its previously announced restructuring agreement, which will consist of the exchange of its US$350 million 14.25% notes due 2006 (the "2006 Notes") for an aggregate principal amount of US$175 million of new notes due 2013 that will bear interest at an annual rate of 10% (with semi-annual interest payments in arrears, including the option for Iusacell to capitalize up to 40% of each interest payment). The restructuring agreement also includes the cancellation of any default interest due and payable under the 2006 Notes.

     "We consider the signing of this plan of reorganization to be not just a materialization of the agreement reached with our creditors but an unprecedented achievement when compared to similar Mexican restructurings - not only because of its terms but also the considerable approval obtained by our creditors," declared Gustavo Guzman, CEO of Iusacell.

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: August 28, 2006

                                                           /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

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